SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.300.016.831

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, in a meeting held today, its Board of Directors approved the following changes in the composition of the Executive Board:

1.	Mr. Ricardo Daruiz Borsari, current Regional Systems Director, will serve as Metropolitan Director until the end of the term in June/21, replacing Mr. Paulo Massato Yoshimoto.

Mr. Borsari holds a bachelor's degree in civil engineering and a master's degree in civil engineering from the Escola Politécnica da Universidade de São Paulo - USP. He was Secretary of Water Resources and Sanitation of the State of São Paulo from May to December 2018. He has exercised several professional activities in the Department of Water and Electricity - DAEE, among which: Engineer since 1978, Executive Officer from January 2015 to May 2018 and from June 2001 to February 2007, Executive Officer of Engineering and Works from August 2010 to October 2011, Director of the Hydraulic and Water Resources Technology Center from July 2008 to October 2011. He was Executive Secretary of the Alto Tietê River Basin Committee from 2001 to 2005. He also acted as CEO from 2017 to 2018 and member of the Board of Directors of Empresa Metropolitana de Águas e Energia - EMAE from 2011 to 2015. He was a member of the Board of Directors of Companhia Energética de São Paulo - CESP from April 2015 to May 2018. Mr. Borsari was a professor in several educational institutes such as: School of Engineering of Mackenzie University between 1979 and 1980; School of Engineering of Fundação Armando Álvares Penteado – FAAP between 1982 and 1986; Polytechnic School of the University of São Paulo between 1989 and 2004 and Pontifical University Catholic of São Paulo between 1997 and 2001.

2.	Mrs. Monica Ferreira do Amaral Porto, was nominated to assume the position of Regional Systems Director, replacing Mr. Ricardo Daruiz Borsari.

Mrs. Porto has a bachelor's degree in civil engineering from the Polytechnic School of the University of São Paulo - USP, a master's degree and a doctorate in hydraulic engineering, and Habilitation in Environmental Engineering from the same institution. She has worked as a professor at the Hydraulic and Environmental Engineering Department of Escola Politécnica da USP since 1984, and has worked as a Principal Professor of this department since 2005, and as Senior Professor since August 2019. She was Advisor to the Presidency of Sabesp from September 2019 and September 2020 and member of the Company's Board of Directors from March to September 2019. She was Assistant Secretary of the Secretariat of Sanitation and Water Resources - SSRH from January 2015 to March 2018. She is currently a member of the Management Council of the Secretariat of Infrastructure and Environment of the State of São Paulo since January 2019 and member of the Management Council of the Secretariat of Infrastructure and Urbanism of the Municipality of São Paulo since January 2017. Mrs. Porto was also president of the Integration Committee of the Paraíba do Sul River Basin between 2016 and 2018, representing SSRH. She served as Chairwoman of the Board of Trustees of the Hydraulic Technology Center Foundation between 2018 and 2019, and between 2008 and 2014 she acted as CEO of the abovementioned Foudantion. She was also an alternate member of the Board of Governors at the World Water Council Board, as a delegate of USP from 2013 to 2018. Between 1998 and 2014, she was a member of several international entities in the area of water resources such as: Advisory Committee for the World Water Quality Assessment, United Nations Environment Program, Stockholm Water Prize Committee, among others. She was Chairwoman of the Brazilian Water Resources Association from 1996 to 1997.

São Paulo, September 17, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 25, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.